SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – April 28, 2005

Embratel Participações S.A.
BOVESPA: EBTP3, EBTP4; NYSE: EMT

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

ANNOUNCEMENT THE RESULTS OF THE SECOND REOFFERING ROUND FOR
UNSUBSCRIBED SHARES
(Free Translation)

Embratel Participações S.A. announces today, based on information provided by Banco Itaú S.A., the registrar for the Company’s shares, the number of new Embrapar common shares (ON), preferred shares (PN) and American Depositary Shares (ADSs), subscribed for in the Brazilian and U.S. markets, respectively, during the second reoffering round of unsubscribed shares that began on April 25, 2005 and ended on April 27, 2005, in connection with Embrapar’s capital increase by private subscription of shares approved by Embrapar’s Board of Directors on February 3, 2005 and rectified and ratified on February 23, 2005, and the number of remaining unsubscribed shares to be available for subscription in a public auction that will be held at the São Paulo Stock Exchange (BOVESPA) on May 3, 2005.

Subscription Process Result
Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Shares to be Subscribed	157,658,651,441	100.0%	266,248,325,303	100.0%	423,906,976,744	100.0%
Shares Subscribed Preemptive Period	143,802,116,431	91.2%	51,141,128,849	19.2%	194,943,245,280	46.0%
- Controlling Shareholder	142,291,419,696	90.3%	1,173,500,000	0.4%	143,464,919,696	33.8%
- Other Shareholders	1,510,696,735	1.0%	47,770,943,849	17.9%	49,281,640,584	11.6%
- ADRs Equivalents Subscribeds	-	0.0%	2,196,685,000	0.8%	2,196,685,000	0.5%
Shares Subscribed First Reoffering Round	13,772,035,778	8.7%	154,579,538,270	58.1%	168,351,574,048	39.7%
- Controlling Shareholder	13,710,966,761	8.7%	153,412,603,527	57.6%	167,123,570,288	39.4%
- Other Shareholders	61,069,017	0.0%	1,064,759,743	0.4%	1,125,828,760	0.3%
- ADRs Equivalents Subscribeds	-	0.0%	102,175,000	0.0%	102,175,000	0.0%
Shares Subscribed Second Reoffering Round	84,313,009	0.1%	60,454,951,227	22.7%	60,539,264,236	14.3%
- Controlling Shareholder	84,124,537	0.1%	60,085,910,745	22.6%	60,170,035,282	14.2%
- Other Shareholders	188,472	0.0%	369,040,482	0.1%	369,228,954	0.1%
- ADRs Equivalents Subscribeds	-	0.0%	-	0.0%	-	0.0%
Total Shares Subscribed	157,658,465,218	100.0%	266,175,618,346	100.0%	423,834,083,564	100.0%
- Controlling Shareholder	156,086,510,994	99.0%	214,672,014,272	80.6%	370,758,525,266	87.5%
- Other Shareholders	1,571,954,224	1.0%	49,204,744,074	18.5%	50,776,698,298	12.0%
- ADRs Equivalents Subscribeds	-	0.0%	2,298,860,000	0.9%	2,298,860,000	0.5%
Unsubscribed Shares for the Second Round	186,223	0.0%	72,706,957	0.0%	72,893,180	0.0%

The financial amount subscribed to date was of approximately R$1,822.5 million.

Based on the second round, the controlling shareholder stake increased to 95.14% of the common shares, 45.39% of the preferred shares and 63.90% of the total capital.

As the amount of shares unsubscribed were lower 5% of the total offered, the Company will offer the remaining unsubscribed shares in a special public auction at the São Paulo Stock Exchange, through the exchange`s Megabolsa electronic system, on May 3, 2005, from 1:05 p.m. to 1:20 p.m. São Paulo time, at the minimum subscription price of R$4.30 for 1,000 shares.

A registration statement on Form F-3 (“F-3”) has been filed with the U.S. Securities and Exchange Commission (“SEC”) regarding the shares, ADSs and the related subscription rights to be offered in the United States of America and has been declared effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy shares, ADSs or the related subscription rights in the United States or to U.S. persons (as such term is defined under Regulation S under the U.S. Securities Act of 1933, as amended, nor shall there be any sale of shares or subscription rights in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.